



2022
ANNUAL REPORT









Atrion Corporation develops and manufactures products primarily for medical applications. Our products advance the standard of care by increasing safety for patients and providers. We target niche markets, with particular emphasis on fluid delivery, cardiovascular and ophthalmology applications. Headquartered in Allen, Texas, Atrion has design and manufacturing facilities in Alabama, Florida, and Texas.



2022
CONTENTS

FINANCIAL HIGHLIGHTS

For the Year Ended December 31	2022	2021
Revenues	$ 183,506,000	$ 165,009,000
Operating Income	$ 39,687,000	$ 36,042,000
Net Income	$ 35,008,000	$ 33,055,000
Income per Diluted Share	$ 19.56	$ 18.18
Weighted Average Diluted Shares Outstanding	1,790,000	1,818,000

As of December 31	2022	2021
Total Assets	$ 264,712,000	$ 267,264,000
Cash and Investments	$ 34,552,000	$ 80,746,000
Long-term Debt	—	—
Stockholders' Equity	$ 239,541,000	$ 244,296,000

INCOME PER DILUTED SHARE



2018	$18.44
2019	$19.73
2020	$17.44
2021	$18.18
2022	$19.56

REVENUES (In Millions)



2018	$152
2019	$155
2020	$148
2021	$165
2022	$184

OPERATING INCOME (In Millions)



2018	$41.7
2019	$40.5
2020	$35.7
2021	$36.04
2022	$39.67





COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN

Among Atrion Corporation, Russell 2000 Index and SIC Code Index



The graph set forth at left compares the total cumulative return for the five-year period ended December 31, 2022 on the Company's common stock, the Russell 2000 Index, and SIC Code 3841 Index--Surgical and Medical Instruments (compiled by Zacks Investment Research, Inc.), assuming $100 was invested on December 31, 2017 in our common stock, the Russell 2000 Index, and the SIC Code Index and dividends were reinvested.

Company/Index	2017	2018	2019	2020	2021	2022
Atrion Corporation	$100.00	$118.45	$121.00	$104.50	$115.93	$ 93.18
Russell 2000 Index	$100.00	$ 88.99	$111.70	$134.00	$153.85	$122.41
SIC Code Index	$100.00	$ 99.14	$121.46	$133.19	$140.04	$119.47









> **This ability to adapt is an essential ingredient for a company like ours, where our success relies on responding to new regulations and new technology with the development of new and improved products.**

DEAR STOCKHOLDERS,

For most public companies, 2022 was not a good year. Atrion isn't most companies.

The NASDAQ was down 33%, the Russell 2000 declined 20%, and the S&P 500 had its worst performance in 14 years. Although Atrion's stock price was down as well, we nevertheless saw double-digit growth in both sales and operating income in 2022, and an EBITDA margin of 29%. We achieved these results despite turbulence affecting the global economy. Our costs for labor and raw materials increased sharply. Our customers in Europe expressed concern about economic dislocations resulting from the potential of greatly reduced natural gas supplies due to the conflict in Ukraine. Supply chain shortages limited production of some key products such as our MPS3 family of consoles.

Our strong results in the face of challenges like these reflect how we think. Instead of appearing at investor conferences with slick presentations, we focus our time and resources on anticipating change and pivoting adroitly. Our employees worked many late nights and weekends to take care of our customers and one another.

Jeff Strickland, our former Chief Financial Officer, is just one of many people who epitomize what makes the Atrion team so extraordinary. For the past 40 years, Jeff worked

tirelessly in service of our employees, customers, and stockholders. His dedication to our success is humbling. In 2022, Jeff announced his intention to retire in March 2023. I will miss my friend and partner greatly. Over his career at Atrion, Jeff continuously stayed ahead of the demands and opportunities of an evolving company. This ability to adapt is an essential ingredient for a company like ours, where our success relies on responding to new regulations and new technology with the development of new and improved products.

Jeff's successor as CFO, Cindy Ferguson, came to us two years ago after 17 years at Texas Instruments. Her intelligence, dedication, and integrity are in keeping with the level of excellence established by Jeff. I look forward to Cindy's contributions in her new role.

I also look forward to seeing the impact of our new energy-efficient Florida facility and its upgraded equipment. In 2022 we made substantial progress on the expansion of this facility. The project, designed to almost double our manufacturing space in St. Petersburg, will be completed by the summer of 2023. This will provide urgently needed capacity for our growth. It will also position us well to take advantage of the federal government's push for greater domestic manufacturing of products needed for critical sectors such as public health.

> **Our strong results in the face of challenges like these reflect how we think. Instead of appearing at investor conferences with slick presentations, we focus our time and resources on anticipating change and pivoting adroitly. Our employees worked many late nights and weekends to take care of our customers and one another.**





Finally, it's with pride and appreciation that I can report that, for the 19th consecutive year, dividends to our stockholders were increased by a double-digit percentage.

In 2023 we intend to continue to thrive through our steadfast focus on developing and producing products for niche applications, where innovation and quality are critical to the health and safety of the people using them.

With gratitude to my remarkable colleagues and to our stockholders,

David Battat

David A. Battat
President and CEO

EBITDA margin is a non-GAAP financial measure. For a reconciliation of this non-GAAP financial measure to its most comparable GAAP financial measure, see page 5.

2022 REVENUES BY PRODUCT LINE



3%

14%

46%

37%

⬤	**Fluid Delivery** $ 84,084,000	**46%**
⬤	**Cardiovascular** $ 67,632,000	**37%**
⬤	**Other** $ 25,941,000	**14%**
⬤	**Opthalmology** $ 5,849,000	**3%**

ATRION CORPORATION EBITDA (NON-GAAP RECONCILIATION)

The Company reports its financial results in accordance with generally accepted accounting principles (GAAP). Earnings before interest, taxes, depreciation, and amortization (EBITDA) and EBITDA margin are non-GAAP financial measures. The Unites States Securities and Exchange Commission requires public companies to reconcile non-GAAP to related GAAP measures. In the table below, Net Income margin is Net Income (GAAP) divided by Revenue (GAAP), and EBITDA margin is EBITDA divided by Revenue (GAAP). EBITDA and EBITDA margin are metrics used by our management team as additional measures of our performance.

Year Ended 12/31/2022

Reconciliation To GAAP Information *(in thousands)*	Amount	Margin
Net Income (GAAP)	$ 35,008	19.1%
Interest and Dividend Income	(988)	
Provision for Income Taxes	5,609	
Depreciation and amortization	13,812	
EBITDA (Non-GAAP)	53,441	29.1%
Revenue (GAAP)	$ 183,506	

ATRION CORPORATION CONSOLIDATED BALANCE SHEETS

As of December 31, 2022 and 2021

Assets: *(in thousands)*	2022	2021
Current Assets:		
Cash and cash equivalents	$ 4,731	$ 32,264
Short-term investments	21,152	29,059
Accounts receivable, net of allowance for doubtful accounts of $71 and $69 in 2022 and 2021, respectively	23,951	21,023
Inventories	65,793	50,778
Prepaid expenses and other current assets	3,770	3,447
Total Current Assets	119,397	136,571
Long-term investments	8,669	19,423
Property, Plant and Equipment	270,642	233,217
Less: accumulated depreciation	146,888	135,245
	123,754	97,972
Other Assets and Deferred Charges:		
Patents and licenses, net of accumulated amortization of $12,655 and $12,538 in 2022 and 2021, respectively	1,185	1,302
Goodwill	9,730	9,730
Other	1,977	2,266
	12,892	13,298
Total Assets	$ 264,712	$ 267,264

The accompanying notes are an integral part of these consolidated financial statements.

Liabilities and Stockholders' Equity: _(in thousands)_	2022	2021
Current Liabilities:		
Accounts payable	$ 12,074	$ 7,146
Accrued liabilities	5,950	5,930
Accrued income and other taxes	74	270
Total Current Liabilities	18,098	13,346
Line of credit	—	—
Other Liabilities and Deferred Credits:		
Deferred income taxes	3,888	7,082
Other	3,185	2,540
	7,073	9,622
Total Liabilities	25,171	22,968
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, par value $0.10 per share, authorized 10,000 shares, issued 3,420 shares	342	342
Additional paid-in capital	66,347	61,174
Retained earnings	377,682	357,324
Treasury shares, 1,659 shares in 2022 and 1,619 shares in 2021, at cost	(204,830)	(174,544)
Total Stockholders' Equity	239,541	244,296
Total Liabilities and Stockholders' Equity	$ 264,712	$ 267,264

The accompanying notes are an integral part of these consolidated financial statements.

ATRION CORPORATION CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2022, 2021, and 2020

(in thousands, except per share amounts)	2022	2021	2020
Revenues	$ 183,506	$ 165,009	$ 147,591
Cost of Goods Sold	107,602	95,637	81,428
Gross Profit	75,904	69,372	66,163
Operating Expenses:			
Selling	9,782	8,061	7,520
General and administrative	20,935	19,597	17,330
Research and development	5,500	5,672	5,645
	36,217	33,330	30,495
Operating Income	39,687	36,042	35,668
Interest and Dividend Income	988	843	1,444
Other Investment Income (Loss)	(150)	1,477	1,355
Other Income	92	67	—
Income before Provision for Income Taxes	40,617	38,429	38,467
Provision for Income Taxes	(5,609)	(5,374)	(6,352)
Net Income	$ 35,008	$ 33,055	$ 32,115
Net Income Per Basic Share	$ 19.59	$ 18.22	$ 17.49
Weighted Average Basic Shares Outstanding	1,787	1,814	1,836
Net Income Per Diluted Share	$ 19.56	$ 18.18	$ 17.44
Weighted Average Diluted Shares Outstanding	1,790	1,818	1,841
Dividends Per Common Share	$ 8.20	$ 7.40	$ 6.60

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2022, 2021, and 2020

(in thousands)	2022	2021	2020
Cash Flows From Operating Activities:			
Net income	$ 35,008	$ 33,055	$ 32,115
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	13,812	12,885	11,652
Deferred income taxes	(3,194)	(3,686)	2,282
Stock-based compensation	1,730	2,312	1,731
Net change in unrealized gains and losses on investments	89	(1,472)	(1,093)
Net change in accrued interest, premiums, and discounts on investments	119	632	112
Other	—	22	21
	47,564	43,748	46,820
Changes in operating assets and liabilities:			
Accounts receivable	(2,928)	(4,579)	2,438
Inventories	(15,015)	(480)	(8,205)
Prepaid expenses and other current assets	(673)	423	(1,323)
Other non-current assets	640	11	(275)
Accounts payable and accrued liabilities	(1,247)	(656)	2,095
Accrued income and other taxes	(196)	(165)	17
Other non-current liabilities	644	496	(2,347)
	28,789	38,798	39,220
Cash Flows From Investing Activities:			
Property, plant and equipment additions	(33,736)	(15,828)	(21,886)
Purchase of investments	(35,676)	(23,158)	(45,768)
Proceeds from sale of investments	245	793	899
Proceeds from maturities of investments	53,884	40,189	35,923
	(15,283)	1,996	(30,832)
Cash Flows From Financing Activities:			
Shares tendered for employees' withholding taxes on stock-based compensation	(633)	(585)	(55)
Purchase of treasury stock	(25,786)	(16,988)	(18,831)
Dividends paid	(14,620)	(13,407)	(12,100)
Proceeds from draw on line of credit	607	—	—
Repayment of draw on line of credit	(607)	—	—
	(41,039)	(30,980)	(30,986)
Net change in cash and cash equivalents	(27,533)	9,814	(22,598)
Cash and cash equivalents, beginning of year	32,264	22,450	45,048
Cash and cash equivalents, end of year	$ 4,731	$ 32,264	$ 22,450
Cash paid for:			
Income taxes, net of refunds	$ 9,876	$ 7,744	$ 5,565
Non-cash financing activities:			
Non-cash effect of stock option exercises	$ 4,007	$ 6,012	$ —

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2022, 2021, and 2020 (in thousands)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares Outstanding	Amount	Shares	Amount			
Balances, December 31, 2019	**1,855**	**$ 342**	**1,565**	**$ (132,260)**	**$ 52,043**	**$ 317,745**	**$ 237,870**
Cumulative change in accounting principle						(36)	(36)
Adjusted Balance at January 1, 2020	1,855	$ 342	1,565	$ (132,260)	$ 52,043	$ 317,709	$ 237,834
Net income						32,115	32,115
Stock-based compensation transactions				19	1,484		1,503
Shares surrendered in stock transactions				(55)			(55)
Purchase of treasury stock	(29)		29	(18,831)			(18,831)
Dividends						(12,124)	(12,124)
Balances, December 31, 2020	**1,826**	**$ 342**	**1,594**	**$ (151,127)**	**$ 53,527**	**$ 337,700**	**$ 240,442**
Net income						33,055	33,055
Stock-based compensation transactions	4		(4)	(5,844)	7,647		1,803
Shares surrendered in stock transactions	(1)		1	(585)			(585)
Purchase of treasury stock	(28)		28	(16,988)			(16,988)
Dividends						(13,431)	(13,431)
Balances, December 31, 2021	**1,801**	**$ 342**	**1,619**	**$ (174,544)**	**$ 61,174**	**$ 357,324**	**$ 244,296**
Net income						35,008	35,008
Stock-based compensation transactions	4		(4)	(3,867)	5,173		1,306
Shares surrendered in stock transactions	(1)		1	(633)			(633)
Purchase of treasury stock	(43)		43	(25,786)			(25,786)
Dividends						(14,650)	(14,650)
Balances, December 31, 2022	**1,761**	**$ 342**	**1,659**	**$ (204,830)**	**$ 66,347**	**$ 377,682**	**$ 239,541**

The accompanying notes are an integral part of these consolidated financial statements.

ATRION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Atrion Corporation and its subsidiaries ("we," "our," "us," "Atrion," or the "Company") develop and manufacture products primarily for medical applications. We market our products throughout the United States and internationally. Our customers include physicians, hospitals, distributors, and other manufacturers. Atrion Corporation's principal subsidiaries through which these operations are conducted are Atrion Medical Products, Inc., Halkey-Roberts Corporation, and Quest Medical, Inc.

Principles of Consolidation

The consolidated financial statements include the accounts of Atrion Corporation and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. Certain prior-year balances have been reclassified in order to conform to the current year presentation.

Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents and Investments

Cash and cash equivalents include cash on hand and cash deposits in the bank as well as money market funds and debt securities with maturities at the time of purchase of 90 days or less. Cash deposits in the bank include amounts in operating accounts, savings accounts, and money market accounts.

Our investments consist of corporate and government bonds, commercial paper, mutual funds, and equity securities. We classify our investment securities in one of three categories: held-to-maturity, available-for-sale, or trading. Securities that we have the intent and ability to hold to maturity are reported at amortized cost and classified as held-to-maturity securities.

We report our available-for-sale and trading securities at fair value with changes in fair value recognized in other investment income (loss) in the Consolidated Statements of Income.

We consider as current assets those investments which will mature in the next 12 months including interest receivable on long-term bonds. The remaining investments are considered non-current assets which we intend to hold longer than 12 months. We periodically evaluate our investments for impairment.

The components of the Company's cash and cash equivalents and our short and long-term investments as of December 31, 2022 and 2021 are as follows (in thousands):

December 31,	2022	2021
Cash and Cash Equivalents:		
Cash deposits	$ 603	$ 2,388
Money market funds	2,380	29,876
Commercial paper	1,748	—
Total cash and cash equivalents	$ 4,731	$ 32,264
Short-term investments:		
Commercial paper (held-to-maturity)	$ 12,227	$ 2,248
Bonds (held-to-maturity)	8,597	26,831
Equity Securities (available for sale)	330	—
Allowance for credit losses	(2)	(20)
Total short-term investments	$ 21,152	$ 29,059
Long-term investments:		
Equity securities (available for sale)	$ 5,139	$ 5,468
Bonds (held-to-maturity)	3,180	13,405
Mutual funds (available for sale)	350	559
Allowance for credit losses	—	(9)
Total long-term investments	$ 8,669	$ 19,423
Total cash, cash equivalents and short and long-term investments	$ 34,552	$ 80,746

Account Receivables

Accounts receivable are recorded at the original sales price to the customer. We maintain an allowance for doubtful accounts to reflect estimated losses resulting from the failure of customers to make required payments. The allowance for doubtful accounts is updated periodically to reflect our estimate of collectability. Accounts are written off when we determine the receivable will not be collected.

Inventories

Inventories are stated at the lower of cost (including materials, direct labor, and applicable overhead) or net realizable value. Cost is determined by using the first-in, first-out method. The following table details the major components of inventory (in thousands):

December 31,	2022	2021
Raw materials	$ 33,329	$ 23,733
Work in process	13,618	9,571
Finished goods	18,846	17,474
Total inventories	$ 65,793	$ 50,778

Accounts Payable

We reflect disbursements as trade accounts payable until such time as payments are presented to our bank for payment. Disbursements totaling approximately $887 thousand at December 31, 2022 and $1.989 million at December 31, 2021, had not been presented for payment to our bank.

As of December 31, 2022, there were expenditures of $5.7 million related to property, plant, and equipment included in our accounts payable and accrued liabilities balance.

Income Taxes

We account for income taxes utilizing Accounting Standards Codification (ASC 740), *Income Taxes,* or ASC 740. ASC 740 requires the asset and liability method for the recording of deferred income taxes, whereby deferred tax assets and liabilities are recognized based on the tax effects of temporary differences between the financial statement and the tax basis of assets and liabilities, as measured at current enacted tax rates. When appropriate, we evaluate the need for a valuation allowance to reduce deferred tax assets.

ASC 740 also requires the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to be taken on a tax return. Under ASC 740, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized in the provision for income taxes unless it is more-likely-than-not of being sustained.

Any uncertain tax positions are recorded within "Other non-current liabilities" in the accompanying consolidated balance sheets. We classify interest expense on underpayments of income taxes and accrued penalties related to unrecognized tax benefits in the income tax provision.

We account for excess tax benefits ("windfalls") and deficiencies ("shortfalls") related to employee stock compensation as required by ASU 2016-09, *Stock Compensation: Improvements to Employee Share-Based Payment Accounting* (ASU 2016-09), within income tax expense. An excess tax benefit is the realized tax benefit related to the amount of deductible compensation cost reported on an employer's tax return for equity instruments in excess of the compensation cost for those instruments recognized for financial reporting purposes.

We made quarterly payments in excess of federal and state income taxes due of approximately $1.0 million during the year ended December 31, 2022 and $345 thousand during the year

ended December 31, 2021. These amounts were recorded in prepaid expenses and other current assets on our consolidated balance sheets.

Property, Plant, and Equipment

Property, plant, and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Additions and improvements are capitalized, including all material, labor, and engineering costs to design, install, or improve the asset. Expenditures for repairs and maintenance are charged to expense as incurred. The following table represents a summary of property, plant, and equipment at original cost (in thousands):

December 31,	2022	2021	Useful Lives
Land	$ 5,511	$ 5,511	—
Buildings	60,984	38,223	30-40 yrs
Machinery and equipment	204,147	189,493	3-15 yrs
Total property, plant and equipment	$ 270,642	$ 233,217	

Depreciation expense was $13.695 million in 2022, $12.767 million in 2021, and $11.533 million in 2020. Depreciation expense is recorded in either cost of goods sold or operating expenses based on the associated assets' usage.

Patents and Licenses

Costs for patents and licenses acquired are determined at acquisition date. Patents and licenses are amortized over the useful lives of the individual patents and licenses, which are from seven to 20 years. Patents and licenses are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Goodwill

Goodwill represents the excess of cost over the fair value of tangible and identifiable intangible net assets acquired. Annual impairment testing for goodwill is performed in the fourth quarter of each year using a qualitative assessment on goodwill impairment to determine whether it is more likely than not that the carrying value of our reporting units exceeds their fair value. If necessary, a two-step goodwill impairment analysis is performed. Goodwill is also reviewed whenever events or changes in circumstances indicate a change in value may have occurred. We have identified three reporting units where goodwill was recorded for purposes of testing goodwill impairment annually: (1) Atrion Medical Products, Inc., (2) Halkey-Roberts Corporation, and (3) Quest Medical, Inc. The total carrying amount of goodwill in each of the years ended December 31, 2022 and 2021 was $9.730 million. Our evaluation of goodwill during each year resulted in no impairment losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Current Accrued Liabilities

The items comprising current accrued liabilities are as (in thousands):

December 31,	2022	2021
Accrued payroll and related expenses	$ 4,718	$ 4,988
Accrued vacation	408	387
Other accrued liabilities	824	555
Total accrued liabilities	$ 5,950	$ 5,930

Revenues

We recognize revenue when obligations under the terms of a contract with our customer are satisfied. This occurs with the transfer of control of our products to customers when products are shipped. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring products or services. Sales and other taxes we may collect concurrent with revenue-producing activities are excluded from revenue.

We believe that our medical device business will benefit in the long term from an aging world population along with an increase in life expectancy. In the near term, however, demand for our products fluctuates based on our customers' requirements which are driven in large part by their customers' or patients' needs for medical care which does not always follow broad economic trends. This affects the nature, amount, timing, and uncertainty of our revenue. Also, changes in the value of the United States dollar relative to foreign currencies could make our products more or less affordable and therefore affect our sales in international markets.

A summary of revenues by geographic area, based on shipping destination, for 2022, 2021, and 2020 is as follows (in thousands):

Year ended December 31,	2022	2021	2020
United States	$ 109,740	$ 96,925	$ 85,682
European Union	30,311	28,657	27,786
All other regions	43,455	39,427	34,123
Total	$ 183,506	$ 165,009	$ 147,591

A summary of revenues by product line for 2022, 2021 and 2020 is as follows (in thousands):

Year ended December 31,	2022	2021	2020
Fluid Delivery	$ 84,084	$ 77,753	$ 75,228
Cardiovascular	67,632	56,919	48,524
Ophthalmology	5,849	6,332	4,700
Other	25,941	24,005	19,139
Total	$ 183,506	$ 165,009	$ 147,591

More than 98 percent of our total revenue in the periods presented herein is pursuant to shipments initiated by a purchase order. Under the guidance from Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers* (ASC 606), the purchase order is the contract with the customer. As a result, the vast majority of our revenue is recognized at a single point in time when the performance obligation of the product being shipped is satisfied, rather than recognized over time.

Our payment terms vary by the type and location of our customers and the products or services offered. The term between invoicing and when payment is due is 30 days in most cases. For certain products or services and customer types, we require payment before the products or services are delivered to the customer.

We evaluate the collectability of specific accounts and determine when to grant credit to our customers using a combination of factors, including the age of the outstanding balances, evaluation of customers' current and past financial condition, recent payment history, current economic environment, and discussions with our personnel and with the customers directly. We apply these same factors and more when evaluating certain aged receivables for collectability issues and to determine changes necessary to our allowance for doubtful accounts. If circumstances change, our estimates of the collectability of amounts could be changed by a material amount.

We have elected to recognize the cost for shipping as an expense in cost of sales when control over the product has transferred to the customer. Shipping and handling fees charged to customers are reported as revenue.

We do not make any material accruals for product returns and warranty obligations. Our manufactured products come with a standard warranty to be free from defect and, in the event of a defect, may be returned by the customer within a reasonable period of time. Historically, our returns have been unpredictable but very low due to our focus on quality control. A one-year warranty is provided with certain equipment sales but warranty claims and our accruals for these obligations have been minimal.

We expense sales commissions when incurred because the amortization period would be one year or less. These costs are recorded within selling expense.

Atrion has contracts in place with customers for equipment leases, equipment financing, and equipment and other services. These contracts represent less than four percent of our total revenue in all periods presented herein. A portion of these contracts contain multiple performance obligations including embedded leases.

We treat agreements with an embedded lease component as a single performance obligation and recognize revenue under ASC 606 rather than under the lease accounting guidelines, since the predominant component of revenue is the non-lease component.

Our fixed monthly equipment rentals to customers are accounted for as operating leases under ASU 2016-02, *Leases* (ASC 842). Fixed monthly rentals provide for a flat rental fee each month.

A limited number of our contracts have variable consideration including tiered pricing and rebates which we monitor closely for potential constraints on revenue. For these contracts, we estimate our position quarterly using the most-likely-outcome method, including customer-provided forecasts and historical buying patterns, and we accrue for any asset or liability these arrangements may create. The effect of accruals for variable consideration on our consolidated financial statements is immaterial.

We do not disclose the value of unsatisfied performance obligations for contracts for which we recognize revenue at the amount which we have the right to invoice. We believe that the complexity added to our disclosures by the inclusion of a large amount of insignificant detail in attempting to disclose information under ASC 606 about immaterial contracts would potentially obscure more useful and important information.

Leases to Customers
The lease assets from our sales-type leases are recorded in our accounts receivable in the accompanying consolidated balance sheets, and the balance totaled $356 thousand as of December 31, 2022 and $470 thousand as of December 31, 2021.

Our equipment treated as leases to customers is included in Property, Plant, and Equipment on our consolidated balance sheets. Due to the immaterial amount of revenue and assets from our lessor activity, all other lessor disclosures have been omitted.

Leased Property and Equipment
As a lessee, we had eight leases in total for equipment and facilities used internally during 2022, which we account for as operating leases. At December 31, 2022, our right-of-use asset balance was $683 thousand and our lease liability at December 31, 2022 for these leases was $672 thousand. The monthly expense of $43 thousand for these operating leases, which are our only lessee arrangements, is immaterial and therefore all other lessee disclosures have been omitted.

Research and Development Costs
Research and Development, or R&D, costs relating to the development of new products and improvements of existing products are expensed as incurred.

Stock-Based Compensation
We have a stock-based compensation plan covering certain of our officers, directors, key employees, and non-physician consultants. As explained in detail in Note 8, we account for stock-based compensation utilizing the fair value recognition provisions of ASC 718, *Compensation-Stock Compensation*, or ASC 718.

Liability-classified awards
The Company classifies certain awards that can or will be settled in cash as liability awards. The fair value of a liability-classified award is determined on a quarterly basis beginning at the grant date until final vesting. Changes in the fair value of liability-classified awards are recorded to general and administrative expense over the vesting period of the award.

New Accounting Pronouncements
From time to time new accounting pronouncements applicable to us are issued by the FASB, or other standards setting bodies, which we adopt as of the specified effective date. Unless otherwise discussed, we believe the impact of recently issued standards that are not yet effective will not have a material impact on our consolidated financial statements upon adoption.

Fair Value Measurements
Accounting standards use a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. These tiers are: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists therefore requiring an entity to develop its own assumptions.

As of December 31, 2022 and 2021, we held investments in commercial paper, bonds, money market funds, mutual funds, and equity securities that are required to be measured for disclosure purposes at fair value on a recurring basis. The fair values of these investments and their tier levels are shown in Note 2.

The carrying values of our other financial instruments including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and accrued income and other taxes approximated fair value due to their liquid and short-term nature.

Concentration of Credit Risk
Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, investments, and accounts receivable.

Our cash deposits are held in accounts with financial institutions that we believe are creditworthy. Certain of these amounts at times may exceed federally-insured limits.

We have investments in money market funds, bonds, equity securities, and commercial paper. As a result, we are exposed to potential loss from market risks that may occur as a result of changes in interest rates, changes in credit quality of the issuer, and otherwise. These securities have a higher degree of, and a greater exposure to, credit or default risk and may be less liquid in times of economic weakness or market disruptions as compared with cash deposits.

For accounts receivable, we perform ongoing credit evaluations of our customers' financial condition and generally do not require collateral. We maintain reserves for possible credit losses. We had allowances for doubtful accounts of approximately $71 thousand at December 31, 2022 and $69 thousand, at December 31, 2021. The carrying amount of the receivables approximates their fair value.

(2) Investments

As of December 31, 2022 and 2021, we held investments in commercial paper, bonds, money market accounts, mutual funds, and equity securities. The commercial paper and bonds are considered held-to-maturity and are recorded at amortized cost in the accompanying consolidated balance sheets. The money market accounts, equity securities, and mutual funds are recorded at fair value in the accompanying consolidated balance sheets. These investments are considered Level 1 or Level 2 as detailed in the table below. The amortized cost and fair value of our investments, and the related gross unrealized gains and losses, were as follows as of the dates shown below (in thousands):

	Level	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2022					
Money market funds	1	$ 2,380	$ —	$ —	$ 2,380
Commercial paper	2	$ 13,975	$ 1	$ (9)	$ 13,967
Bonds	2	$ 11,777	$ —	$ (353)	$ 11,424
Mutual funds	1	$ 466	$ —	$ (116)	$ 350
Equity investments	2	$ 6,054	$ —	$ (585)	$ 5,469
As of December 31, 2021					
Money market funds	1	$ 29,876	$ —	$ —	$ 29,876
Commercial paper	2	$ 2,248	$ —	$ —	$ 2,248
Bonds	2	$ 40,236	$ 97	$ (37)	$ 40,296
Mutual funds	1	$ 558	$ 1	$ —	$ 559
Equity investments	2	$ 5,675	$ —	$ (207)	$ 5,468

The above equity investments represent an investment in two companies at December 31, 2022 and are classified as available for sale. The carrying value of our investments is reviewed quarterly for changes in circumstances or the occurrence of events that suggest an investment may not be recoverable. As of December 31, 2022, we had seven bond investments in a loss position for more than 12 months.

At December 31, 2022, the length of time until maturity of the bonds we currently own ranged from one to 36 months and the length of time until maturity of the commercial paper ranged from one to four months.

We use a lifetime "expected credit loss" measurement objective for the recognition of credit losses for held-to-maturity securities at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. Our credit loss calculations for held-to-maturity securities are based upon historical default and recovery rates of bonds rated with the same rating as our portfolio. We also apply an adjustment factor to these credit loss calculations based upon our assessment of the expected impact from current economic conditions on our investments. We monitor the credit quality of debt securities classified as held-to-maturity through the use of their respective credit ratings and update them on a quarterly basis with our latest assessment completed on December 31, 2022. Our allowance for credit losses was $2 thousand as of December 31, 2022 and $29 thousand as of December 31, 2021. The decrease in allowance was primarily due to the decrease in the balance of the underlying assets.

The following table summarizes the amortized cost of our held-to-maturity bonds at December 31, 2022, aggregated by credit quality indicator (in thousands):

Held-to-Maturity Bonds				
Credit Quality Indicators	Fed Govt. Bonds/ Notes	Municipal Bonds	Corporate Bonds	Totals
AA / A	$ 180	$ —	$ 3,044	$ 3,224
BBB	—	—	8,553	8,553
Total	$ 180	$ —	$ 11,597	$ 11,777

(3) Patents and Licenses

Patents and license fees paid for the use of other entities' patents are amortized over the useful life of the patent or license. The following tables provide information regarding patents and licenses (dollars in thousands):

December 31, 2022		
Weighted Average Original Life (years)	Gross Carrying Amount	Accumulated Amortization
15.67	$ 13,840	$ 12,655
December 31, 2021		
Weighted Average Original Life (years)	Gross Carrying Amount	Accumulated Amortization
15.67	$ 13,840	$ 12,538

Aggregate amortization expense for patents and licenses was $117 thousand for 2022 and $119 thousand for 2021. Estimated future amortization expense for each of the years set forth below ending December 31 is as follows (in thousands):

2023	$ 113
2024	$ 113
2025	$ 112
2026	$ 112
2027	$ 108

(4) Line of Credit

As of December 31, 2022 and 2021, we had a $75.0 million revolving credit facility with a money-center bank pursuant to which the lender is obligated to make advances until February 28, 2024. On February 12, 2021, this credit facility was amended to, among other things, extend the date for advances to February 28, 2024. The credit facility is secured by substantially all our inventories, equipment, and accounts receivable. The interest rate on borrowings under this credit facility is indexed to the 30-day, 60-day, or 90-day LIBOR, as selected by us, and was immaterial in 2022. We had no outstanding borrowings under the credit facility at December 31, 2022 or December 31, 2021. Our ability to borrow funds under the credit facility is contingent upon meeting certain covenants in the loan agreement, the most restrictive of which is the ratio of total debt to earnings before interest, income tax, depreciation, and amortization. At December 31, 2022, we were in compliance with all of the covenants.

(5) Income Taxes

The items comprising Provision for Income Taxes are as follows (in thousands):

Year ended December 31,		2022	2021	2020
Current	— Federal	$ 8,030	$ 7,445	$ 3,166
	— State	773	1,615	904
		8,803	9,060	4,070
Deferred	— Federal	(3,021)	(3,349)	2,111
	— State	(173)	(337)	171
		(3,194)	(3,686)	2,282
Provision for Income Taxes		$ 5,609	$ 5,374	$ 6,352

Temporary differences and carryforwards which have given rise to deferred tax assets and liabilities as of December 31, 2022 and 2021 are as follows (in thousands):

December 31,	2022	2021
Deferred tax assets		
Benefit plans	$ 1,421	$ 1,853
Inventories	730	336
Capitalized R&D	2,275	—
Total deferred tax assets	4,426	2,189
Valuation allowance	—	(36)
Net deferred tax assets	4,426	2,153
Deferred tax liabilities		
Property, plant, and equipment	6,334	7,289
Patents and goodwill	1,745	1,773
Other	235	173
Total deferred tax liabilities	8,314	9,235
Net deferred tax liabilities	$ 3,888	$ 7,082

Total income tax expense differs from the amount that would be provided by applying the statutory federal income tax rate to pretax earnings as illustrated below (in thousands):

Year ended December 31,	2022	2021	2020
Income tax expense at the statutory federal income tax rate	$ 8,530	$ 8,070	$ 8,078
Increase (decrease) resulting from:			
State income taxes	438	1,027	839
R&D tax credits	(1,332)	(1,703)	(1,589)
Foreign-derived intangible income deduction	(2,133)	(2,091)	(1,051)
Excess tax benefit from stock compensation	(97)	(185)	(81)
Uncertain tax positions	—	—	(450)
Other, net	203	256	606
Provision for Income Taxes	$ 5,609	$ 5,374	$ 6,352

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows (in thousands):

Gross unrecognized tax benefits at January 1, 2020	**$ 450**
Increase in tax positions for prior years	8
Increase in tax positions for current year	—
Lapse in statutes of limitation	(458)
Gross unrecognized tax benefits at December 31, 2020	**$ —**
Increase in tax positions for prior years	—
Increase in tax positions for current year	—
Lapse in statutes of limitation	—
Gross unrecognized tax benefits at December 31, 2021	**$ —**
Increase in tax positions for prior years	—
Increase in tax positions for current year	—
Lapse in statutes of limitation	—
Gross unrecognized tax benefits at December 31, 2022	**$ —**

We are subject to United States federal income tax as well as to income tax of multiple state jurisdictions. We have concluded all United States federal income tax matters, as well as all material state and local income tax matters, for years through 2017. The Internal Revenue Service is currently auditing our 2018 federal tax return.

On August 16, 2022, the "Inflation Reduction Act" (H.R. 5376) was signed into law in the United States. We do not currently expect the Inflation Reduction Act to have a material impact on our financial results, including on our annual estimated effective tax rate or on our liquidity.

We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense. Tax expense included a net interest benefit of zero for the years ended December 31, 2022 and December 31, 2021 and $35 thousand for the year ended December 31, 2020.

(6) Stockholders' Equity

Our Board of Directors has at various times authorized repurchases of our stock in open-market or privately-negotiated transactions at such times and at such prices as management or the Board of Directors may from time to time determine. On May 21, 2015, our Board of Directors adopted a stock repurchase program authorizing the repurchase of up to 250 thousand shares of our common stock in open-market or privately-negotiated transactions. This program has no expiration date but may be terminated by the Board of Directors at any time. As of December 31, 2022, there remained 131,622 shares available for repurchase under this program. As of December 31, 2021, there remained 174,190 shares available for repurchase under this program. We repurchased a total of 42,568 shares of our common stock during 2022 and 27,828 shares in 2021 in open-market transactions.

We have increased our quarterly cash dividend rate in September of each of the past three years. The quarterly dividend rate was increased to $1.75 per share in September 2020, to $1.95 per share in September 2021, and to $2.15 per share in September 2022. Holders of our stock units earned non-cash dividend equivalents of $30 thousand in 2022 and $24 thousand in each of the years 2021 and 2020.

(7) Income Per Share

The following is the computation of basic and diluted net income per share:

Year ended December 31,	2022	2021	2020
(in thousands, except per share amounts)			
Net Income	$ 35,008	$ 33,055	$ 32,115
Weighted average basic shares outstanding	1,787	1,814	1,836
Add: Effect of dilutive securities	3	4	5
Weighted average diluted shares outstanding	1,790	1,818	1,841
Net Income Per Share			
Basic	$ 19.59	$ 18.22	$ 17.49
Diluted	$ 19.56	$ 18.18	$ 17.44

Nonvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are considered participating securities and, therefore, are included in the computation of basic income per share pursuant to the two-class method.

Incremental shares from stock options and restricted stock units were included in the calculation of weighted average diluted shares outstanding using the treasury stock method. Potentially dilutive securities have been excluded when their inclusion would be anti-dilutive. For the year ended December 31, 2022, there were no shares with an anti-dilutive effect. We excluded two shares of our common stock for the year ended December 31, 2021 and six shares of common stock for the year ended December 31, 2020.

(8) Stock-based Compensation

At December 31, 2022, we had two stock-based compensation plans described below.

Our 2021 Equity Incentive Plan, or 2021 Plan, and our Amended and Restated 2006 Equity Incentive Plan, or 2006 Plan, provide for awards to key employees, non-employee directors, and consultants of incentive and nonqualified stock options, restricted stock, restricted stock units, deferred stock units, stock appreciation rights, performance shares, and other stock-based awards. Under the 2021 Plan, 100,000 shares, in the aggregate, of common stock are reserved for awards, and under the 2006 Plan, 200,000 shares, in the aggregate, of common stock were reserved for awards. As of December 31, 2021, no future stock-based awards are permitted under the 2006 plan. The purchase price of shares issued on the exercise of options under both plans is required to be at least equal to the fair market value of such shares on the date of grant. The options granted become exercisable and expire as determined by the Compensation Committee.

A summary of stock option transactions for the year ended December 31, 2022, is presented below:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2021	8,000	$ 501.03	0.3 years
Granted	—	—	
Exercised	8,000	—	
Outstanding at December 31, 2022	—	—	—

There were no outstanding options remaining at December 31, 2022. None of our grants includes performance-based or market-based vesting conditions.

There were no restricted stock grants during 2022 or 2021. During 2017, we granted two awards of restricted stock under the 2006 Plan. Under the terms of our restricted stock awards, the restrictions usually lapse over a five-year period. Both of the 2017 awards include restrictions on transfer for a two-year period following vesting. Under both plans, during the vesting period holders of restricted stock have voting rights and earn dividends, but the shares may not be sold, assigned, transferred, pledged, or otherwise encumbered. Nonvested shares are generally forfeited on termination of employment unless otherwise provided in the participant's employment agreement or the termination is in connection with a change in control. We calculated the weighted average fair value per share of the restricted stock awarded in 2017 using the market value of our common stock on the date of the grant with a discount for post-vesting restrictions of 11.2%. We estimated this discount using the Chaffe protective put method. A summary of changes in nonvested restricted stock for the year ended December 31, 2022, is presented below:

Nonvested Shares	Shares	Weighted Average Award Date Fair Value Per Share
Restricted stock at December 31, 2021	1,180	$ 445.47
Granted	—	—
Vested	(1,180)	$ 445.47
Restricted stock at December 31, 2022	—	—

There were no remaining nonvested shares of restricted stock outstanding at December 31, 2022. The total fair value of restricted stock was $796 thousand for stock vested in 2022, $754 thousand for stock vested during 2021, and $762 thousand for stock vested in 2020.

During 2022, restricted stock units were granted to certain employees. All of our restricted stock units granted under both plans are convertible to shares of stock on a one-for-one basis when the restrictions lapse, which is generally after a five-year period. Nonvested restricted stock units are generally forfeited upon termination of employment unless the termination is in connection with a change in control. Under both plans, during the vesting period, holders of restricted stock units earn dividends in the form of additional units.

A summary of changes in stock units for the year ended December 31, 2022, is presented below:

Nonvested Stock Units	Restricted Stock Units	Weighted Average Award Date Fair Value	Per Unit Director's Stock Units	Weighted Average Award Date Fair Value Per Unit
Nonvested at December 31, 2021	4,171	$ 666.14	—	
Granted & Added	644	$ 618.99	7	$ 616.83
Forfeited	(374)	$ 649.30	—	
Vested	(1,711)	$ 613.21	(7)	$ 616.83
Nonvested at December 31, 2022	2,730	$ 690.50	—	

All nonvested restricted stock units at December 31, 2022 are expected to vest. The total intrinsic value of these outstanding stock units which were not convertible at December 31, 2022, including 515 stock units held for the accounts of non-employee directors, was $1.8 million. The total fair value of directors' stock units was $4 thousand for units that vested during each of the years ended December 31, 2022 and 2021 and $11 thousand for units that vested during 2020.

During 2020, we granted 3,865 restricted stock units outside of the plans to three employees that will be settled in cash and are treated as liability-classified awards. The grant-date fair value per unit for these awards was $646.90. No grants of this type were made outside the plans prior to 2020. These units vest 20 percent each year over a five-year period beginning in 2021. Changes in the fair value of these awards are recorded to G&A expense over the vesting period of the award. The liability recorded for these units is adjusted to the current market value at the end of each reporting period. We paid cash of $524 thousand to settle the 20 percent vesting in 2022 and $485 thousand to settle the 20 percent vesting in 2021. At December 31, 2022, our recorded liability for the remaining units was $227 thousand. The intrinsic value of these units at December 31, 2022 was $1.304 million including accrued amounts for dividend equivalents.

The total value of stock awards to nonemployee directors awarded under the plans was $492 thousand in 2022 and $432 thousand in 2021. No stock awards were granted in 2020. These awards vested immediately at the time of the grants.

Compensation related to stock option awards, restricted stock, and restricted stock units that are treated as equity-classified awards is based on the fair market value of the stock on the date of the award. These fair values are then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

We recorded stock-based compensation expense as a G&A expense in the amount of $1.730 million for the year ended December 31, 2022, $2.312 million for the year ended December 31, 2021, and $1.731 million for the year ended December 31, 2020, for all of the above-mentioned stock-based compensation arrangements. The total tax benefit recognized in the income statement from stock-based compensation arrangements was $461 thousand for the year ended December 31, 2022, $1.203 million for the year ended December 31, 2021, and $444 thousand for the year ended December 31, 2020. These amounts include excess tax benefits in each year.

Unrecognized compensation cost information for our various stock-based compensation awards is shown below as of December 31, 2022 (in thousands):

	Unrecognized Compensation Cost	Weighted Average Remaining Years in Amortization Period
Stock options	$ —	—
Restricted stock	—	—
Restricted stock units	1,079	3.4
Restricted stock units (to be settled in cash)	1,304	2.5
Total	$ 2,383	

We have a policy of utilizing treasury shares to satisfy stock option exercises, stock unit conversions, and restricted stock awards that are equity-classified awards.

(9) Industry Segment and Geographic Information

We operate in one reportable industry segment: developing and manufacturing products primarily for medical applications. We have no foreign operating subsidiaries. We have other product lines which include pressure relief valves and inflation systems, which are sold primarily to the aviation and marine industries. Due to the similarities in product technologies and manufacturing processes, these products are managed as part of our medical products segment. Our revenues from sales to customers outside the United States totaled approximately 40 percent of our net revenues in 2022, 41 percent in 2021, and 42 percent in 2020. We have no assets located outside the United States.

(10) Employee Retirement and Benefit Plans

We sponsor a defined contribution 401(k) plan for all employees. Each participant may contribute certain amounts of eligible compensation. We make a matching contribution to the plan. Our contributions under this plan were $1.061 million in 2022, $980 thousand in 2021, and $917 thousand in 2020.

The Company has a Nonqualified Deferred Compensation Plan for certain key management or highly-compensated employees. The plan allows for the deferral of salary and bonus compensation until retirement or other specified payment events occur. Employees' deferred compensation amounts are deemed to be invested in certain investment funds, indexes, or vehicles selected by our Compensation Committee and designated by each participant and their deferral balances are adjusted for earnings based upon the performance of these deemed investments. Our deferred compensation obligation under the plan was $2.355 million at December 31, 2022 and $2.031 million at December 31, 2021. These amounts are reflected in "Other Liabilities and Deferred Credits" in the accompanying consolidated balance sheets.

(11) Commitments and Contingencies

From time to time and in the ordinary course of business, we may be subject to various claims, charges, and litigation. In some cases, the claimants may seek damages, as well as other relief, which, if granted, could require significant expenditures. We accrue the estimated costs of settlement or damages when a loss is deemed probable and such costs are estimable, and accrue for legal costs associated with a loss contingency when a loss is probable and such amounts are estimable. Otherwise, these costs are expensed as incurred. If the estimate of a probable loss or defense costs is a range and no amount within the range is more likely, we accrue the minimum amount of the range. As of December 31, 2022, we had no ongoing litigation or arbitration for such matters.

We had a dispute which was favorably settled in the third quarter of 2007. This settlement was amended in December 2008. The amended settlement agreement provides that we may receive annual payments from 2009 through 2024. We have not recorded $1.0 million in potential future payments under this settlement as of December 31, 2022 due to the uncertainty of payment.

We have arrangements with three of our executive officers pursuant to which the termination of their employment under certain circumstances would result in lump sum payments to them. Termination under such circumstances at December 31, 2022, could have resulted in payments aggregating $5.4 million.

At December 31, 2022, the Company had lease obligations totaling $672 thousand with certain lessors for equipment and facilities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Atrion Corporation

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of Atrion Corporation (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, stockholders equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and schedule included under Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 27, 2023 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Grant Thornton LLP

Grant Thornton LLP
We have served as the Company's auditor since 2002
Dallas, Texas
February 27, 2023

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. A system of internal control may become inadequate over time because of changes in conditions or deterioration in the degree of compliance with the policies or procedures. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 Internal Control-Integrated Framework. Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Atrion Corporation

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Atrion Corporation (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated February 27, 2023 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Grant Thornton LLP

Grant Thornton LLP
Dallas, Texas
February 27, 2023

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We develop and manufacture products primarily for medical applications. We market components to other equipment manufacturers for incorporation in their products and sell finished devices to physicians, hospitals, clinics, and other treatment centers. Our medical products primarily serve the fluid delivery, cardiovascular, and ophthalmic markets. Our other medical and non-medical products include valves and inflation devices used in marine and aviation safety products. In 2022, approximately 40 percent of our sales were outside the United States.

Our products are used in a wide variety of applications by numerous customers. We encounter competition in all of our markets and compete primarily on the basis of product quality, price, engineering, customer service, and delivery time.

Our business strategy is to provide hospitals, physicians, and other healthcare providers with the tools they need to improve the lives of the patients they serve. To do so, we provide a broad selection of products in the areas of our expertise. We have diverse product lines serving primarily the fluid delivery, cardiovascular, and ophthalmic markets, and this diversity has served us well as we encounter changing market conditions. R&D efforts are focused on improving current products and developing highly-engineered products that meet customer needs and serve niche markets with meaningful sales potential. Proposed new products may be subject to regulatory clearance or approval prior to commercialization and the time period for introducing a new product to the marketplace can be unpredictable. We also focus on controlling costs by investing in modern manufacturing technologies and controlling purchasing processes. We have been successful in consistently generating cash from operations and have used that cash to reduce or eliminate indebtedness, fund capital expenditures, make investments, repurchase stock, and pay dividends.

Our strategic objective is to further enhance our position in our served markets by:

- Focusing on customer needs;
- Expanding existing product lines and developing new products;
- Maintaining a culture of controlling cost; and
- Preserving and fostering a collaborative, entrepreneurial management structure.

For the year ended December 31, 2022, we reported revenues of $183.5 million, operating income of $39.7 million and net income of $35.0 million.

Results of Operations

Our net income was $35.0 million, or $19.59 per basic and $19.56 per diluted share, in 2022 compared to $33.1 million, or $18.22 per basic and $18.18 per diluted share in 2021. Revenues were $183.5 million in 2022 compared with $165.0 million in 2021.

Annual revenues by product lines were as follows (in thousands):

	2022	2021
Fluid Delivery	$ 84,084	$ 77,753
Cardiovascular	67,632	56,919
Ophthalmology	5,849	6,332
Other	25,941	24,005
Total	$ 183,506	$ 165,009

Consolidated revenues of $183.5 million in 2022 were 11 percent higher than revenues in 2021. The increase was primarily related to higher volumes from increased demand in 2022, including a 19 percent increase in Cardiovascular revenues and an 8 percent increase in Fluid Delivery revenues as compared to 2021.

Our cost of goods sold was $107.6 million in 2022 compared with $95.6 million in 2021. The increase in 2022 is primarily due to higher sales volumes and higher manufacturing costs.

Gross profit in 2022 was $75.9 million compared with $69.4 million in 2021. Our gross profit was 41 percent of revenues in 2022 compared with 42 percent of revenues in 2021. The decrease in gross profit percentage in 2022 from 2021 was primarily related to higher manufacturing costs partially offset by increased pricing.

Operating expenses were $36.2 million in 2022 and $33.3 million in 2021. R&D expenses decreased $0.2 million from 2021 primarily related to supplies. R&D expenses consist primarily of salaries and other related expenses of our R&D personnel as well as costs associated with regulatory matters. In 2022, selling expenses increased $1.7 million compared with 2021 primarily for compensation, outside services, and increased travel. Selling expenses consist primarily of salaries, commissions, and other related expenses for sales and marketing personnel, marketing, advertising, and promotional expenses. General and Administrative, or G&A, expenses increased $1.3 million in 2022 as compared to 2021 primarily as a result of higher compensation. G&A expenses consist primarily of salaries and other related expenses of administrative, executive, and financial personnel, and outside professional fees.

Our operating income for 2022 was $39.7 million compared with $36.0 million in 2021. Operating income was 22 percent of revenues in each of the years ended December 31, 2022 and 2021.

Interest and Dividend income for 2022 was $1.0 million compared with $0.8 million in 2021. The increase in interest and dividend income was largely due to higher interest income received on cash and investments.

Other Investment Income was a $0.2 million loss in 2022 compared to a $1.5 million gain in 2021. The loss during 2022 was primarily related to unrealized losses on equity investments resulting from changes in the market values of our investments.

Income tax expense in 2022 totaled $5.6 million compared with $5.4 million in 2021. The effective tax rate was 14.0 percent for each of the years ended December 31, 2022 and 2021. We expect our effective tax rate for 2023 to be approximately 17 percent.

For a comparison of our results of operations for years 2021 and 2020, see "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission on February 25, 2022.

Liquidity and Capital Resources

As of December 31, 2022, we had a $75.0 million revolving credit facility with a money-center bank pursuant to which the lender is obligated to make advances until February 28, 2024. The credit facility is secured by substantially all of our inventories, equipment, and accounts receivable. The interest rate on borrowings under this credit facility, if drawn, is indexed to the 30-day, 60-day, or 90-day LIBOR, as selected by us. We had no outstanding borrowings under the credit facility at December 31, 2022 or December 31,2021. Our ability to borrow funds under the credit facility is contingent upon meeting certain covenants in the loan agreement, the most restrictive of which is the ratio of total debt to earnings before interest, income tax, depreciation, and amortization. At December 31, 2022, we were in compliance with all of these covenants.

At December 31, 2022, we had a total of $34.6 million in cash and cash equivalents, short-term investments, and long-term investments, a decrease of $46.2 million from December 31, 2021. This decrease was primarily due to purchases of our stock in the open market totaling $25.8 million and capital spending of $33.7 million in 2022.

Cash flows provided by operations of $28.8 million in 2022 were primarily comprised of net income plus the net effect of non-cash expenses offset by an increase in inventory as

we strategically purchased raw materials in a tight supply environment. At December 31, 2022, we had working capital of $101.3 million, including $4.7 million in cash and cash equivalents and $21.2 million in short-term investments. The $21.9 million decrease in working capital during 2022 was primarily related to a decrease in cash and cash equivalents and short-term investments. Working capital items consisted primarily of cash, accounts receivable, short-term investments, inventories, and other current assets minus accounts payable and other current liabilities.

Capital expenditures for property, plant, and equipment totaled $33.7 million in 2022, compared with $15.8 million in 2021. These expenditures were primarily for the expansion at one of our facilities that began in 2021. We expect this total project to cost about $25.0 million and to be complete in the first half of 2023. Purchases of investments totaled $35.7 million in 2022, compared to $23.2 million in 2021. Proceeds from maturities of investments totaled $53.9 million in 2022 and $40.2 million in 2021. After the completion of our building expansion, we expect 2023 capital expenditures, primarily for machinery and equipment, to be consistent with prior years.

We paid cash dividends totaling $14.6 million in 2022 and $13.4 in 2021. We expect to fund future dividend payments with cash flows from operations. We purchased $25.8 million of treasury stock during 2022 and $17.0 million during 2021.

Our current contractual obligations are normal for our line of business and mainly consist of purchase orders for raw materials. These obligations will be funded through funds generated through operations and require no additional funding. We have almost completed the expansion of one of our facilities which will require total funds of about $25.0 million, of which we have about $9.2 million not yet paid. We believe this expansion is required to support our anticipated increases in capacity in the coming years. We believe our cash, cash equivalents, short-term and long-term investments, cash flows from operations, and available borrowings of up to $75.0 million under our credit facility will be sufficient to fund our cash requirements for at least the foreseeable future. We believe our strong financial position would allow us to access equity or debt financing should that be necessary.

COVID-19 Impact

The COVID-19 pandemic has impacted the global economy and our business, caused market instability and uncertainty in the labor market, and put pressure on supply chains and healthcare systems. Even with the public health actions that have been taken to reduce the spread and severity of the virus, the global economy and markets continue to experience disruptions, and the virus may continue to pose future risks with the emergence of new variants.

Although many countries have removed or reduced the restrictions taken in response to the COVID-19 pandemic, certain COVID-19 risks remain and the emergence of new variants of the virus may result in new governmental lockdowns, quarantine requirements, or other restrictions to slow the spread of the SARS-CoV-2 virus. This could result in significant reductions in the demand for certain of our products due to reductions in elective and non-essential procedures, reduced capital spending by customers, decreases in research activity, and reduced hospital and clinical occupancy, and healthcare system staffing shortages. These measures could also include determinations that our or our suppliers' facilities are not essential businesses, which could result in closures or other restrictions that significantly disrupt our operations or those of distributors or suppliers in our supply chain. In addition, any such measures could also impact the global economy more broadly, for example by leading to further economic slowdowns.

Although COVID-19 case volumes have decreased in the United States and certain other countries, the global outlook remains uncertain as case counts fluctuate and vaccination and booster rates remain relatively low in many parts of the world. Going forward, medical procedure rates may vary by country based on regional infection and vaccination and booster rates, hospital occupancy and staffing levels, transportation limitations, quarantines and other restrictions, and the emergence of new variants of the virus.

In addition, the COVID-19 pandemic has impacted our global supply chain network, and we may continue to experience significant challenges in our network, including shortages in supply or disruptions or delays in shipments, as well as price increases, of certain materials or components used in our products. The COVID-19 pandemic has escalated challenges that existed for global healthcare systems prior to the pandemic, including budget constraints and staffing shortages, particularly shortages of nursing staff, that could impact the future demand for our products and services. As COVID-19 conditions have improved, there have been increases in demand for certain of our products, which may pose challenges to our supply chain and could adversely affect our business.

We will continue to monitor the COVID-19 pandemic as well as resulting legislative and regulatory changes to manage our response and assess and seek to mitigate potential adverse impacts on our business.

Off-Balance Sheet Arrangements

We have no off-balance sheet financing arrangements.

Impact of Inflation

We experience the effects of inflation primarily in the prices we pay for labor, materials, and services. Over the last three years, we have experienced the effects of inflation in these costs, and

in the last 12 months have seen this increase significantly. At times, we have been able to offset a portion of these increased costs by increasing the sales prices of our products. However, competitive pressures have not allowed for full recovery of these cost increases.

New Accounting Pronouncements

From time to time new accounting pronouncements applicable to us are issued by the Financial Accounting Standards Board (FASB), or other standards setting bodies, which we will adopt as of the specified effective date. Unless otherwise discussed, we believe the impact of recently issued standards that are not yet effective will not have a material impact on our consolidated financial statements upon adoption.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. In the preparation of these financial statements, we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosures of contingent assets and liabilities. We believe the following discussion addresses our most significant accounting policies and estimates, which are those that are most important to the portrayal of our financial condition and results and require management's most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Actual results could differ significantly from those estimates under different assumptions and conditions.

We are required to estimate our provision for income taxes and uncertain tax positions in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is more likely than not, do not establish a valuation allowance. In the event that actual results differ from these estimates, the provision for income taxes could be materially impacted.

During 2022, 2021 and 2020, none of our significant accounting estimates required material adjustments.

Quantitative and Qualitative Disclosures About Market Risks

Foreign Exchange Risk

We are not exposed to material fluctuations in currency exchange rates that would result in realized gains or losses being reflected in the consolidated statements of income because the payments from our international customers are received primarily in United States dollars.

However, fluctuations in exchange rates may affect the prices that our international customers are willing to pay and may put us at a price disadvantage compared to other competitors. Increases in the value of the United States dollar relative to foreign currencies could make our products less competitive or less affordable and therefore adversely affect our sales in international markets.

Market Risk and Credit Risk

Our cash deposits are held in accounts with financial institutions that we believe are creditworthy. Certain of these accounts at times may exceed federally-insured limits. We have not experienced any credit losses in those accounts and do not believe we are exposed to any significant credit risk on these funds.

We have investments in money market funds, bonds, and commercial paper. As a result, we are exposed to potential loss from market risks that may occur as a result of changes in interest rates, changes in credit quality of the issuer, and otherwise. These securities have a higher degree of, and a greater exposure to, credit or default risk and may be less liquid in times of economic weakness or market disruptions as compared with cash deposits. We have also invested a portion of our available funds in equity securities and mutual funds. The value of these securities fluctuates due to changes in the equity and credit markets along with other factors. In times of economic weakness, the market value and liquidity of these assets may decline and may negatively impact our financial condition.

Forward-looking Statements

Statements in this Management's Discussion and Analysis and elsewhere in this Annual Report that are forward looking are based upon current expectations, and actual results or future events may differ materially. Therefore, the inclusion of such forward-looking information should not be regarded as a representation by us that our objectives or plans will be achieved. Such statements include, but are not limited to, our effective tax rate for 2023, our 2023 capital expenditures, the costs of expanding one of our facilities, funding future dividend payments with cash flows from operations, availability of equity and debt financing, our ability to meet our cash requirements for the foreseeable future, the impact on our consolidated financial

statement of recently issued accounting standards when we adopt those standards, and the effect that the COVID-19 pandemic may have on our business and operations. Words such as "expects," "believes," "anticipates," "intends," "should," "plans," and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained herein involve numerous risks and uncertainties, and there are a number of factors that could cause actual results or future events to differ materially, including, but not limited to, the following: the risk that the COVID-19 pandemic may again lead to material delays and cancellations of, or reduced demand for, procedures in which our products are utilized; curtailed or delayed capital spending by hospitals and other healthcare providers; disruption to our supply chain; closures of our facilities; delays in training; delays in gathering clinical evidence; diversion of management and other resources to respond to the pandemic; the impact of global and regional economic and credit market conditions on healthcare spending; the risk that the COVID-19 virus continues to disrupt local economies and causes economies in our key markets to enter prolonged recessions; changing economic, market and business conditions; acts of war or terrorism; the effects of governmental regulation; the impact of competition and new technologies; slower-than-anticipated introduction of new products or implementation of marketing strategies; implementation of new manufacturing processes or implementation of new information systems; our ability to protect our intellectual property; changes in the prices of raw materials; changes in product mix; intellectual property and product liability claims and product recalls; the ability to attract and retain qualified personnel; and the loss of, or any material reduction in sales to any significant customers. In addition, assumptions relating to budgeting, marketing, product development and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic review which may cause us to alter our marketing, capital expenditures or other budgets, which in turn may affect our results of operations and financial condition. The forward-looking statements in this Annual Report are made as of the date hereof, and we do not undertake any obligation, and disclaim any duty, to supplement, update or revise such statements, whether as a result of subsequent events, changed expectations or otherwise, except as required by applicable law.

SELECTED FINANCIAL DATA

(in thousands, except per share amounts)

	2022	2021	2020	2019	2018
Operating Results for the Year ended December 31,					
Revenues	$ 183,506	$ 165,009	$ 147,591	$ 155,066	$ 152,448
Operating income	39,687	36,042	35,668	40,529	41,707
Net income	35,008	33,055	32,115	36,761	34,255
Depreciation and amortization	13,812	12,885	11,652	10,853	9,123
Per Share Data:					
Net income per diluted share	$ 19.56	$ 18.18	$ 17.44	$ 19.73	$ 18.44
Cash dividends per common share	$ 8.20	$ 7.40	$ 6.60	$ 5.80	$ 5.10
Average diluted shares outstanding	1,790	1,818	1,841	1,863	1,858
Financial Position at December 31,					
Total assets	$ 264,712	$ 267,264	$ 266,890	$ 262,031	$ 231,216
Long-term debt	—	—	—	—	—

LEADERSHIP

Board of Directors

Emile A Battat
Chairman of the Board
Atrion Corporation

Preston G. Athey
Private Investor
Former Portfolio Manager
T. Rowe Price Small Cap Value Fund
T. Rowe Price Associates, Inc.
Baltimore, Maryland

Hugh J. Morgan, Jr.
Private Investor
Former Chairman of the Board
National Bank of Commerce of Birmingham
Morganton, North Carolina

Ronald N. Spaulding
Private Investor
Former President
Worldwide Commercial Operations
Abbott Vascular
Miami, Florida

John P. Stupp, Jr.
President and Chief Executive Officer
Stupp Bros., Inc.
St. Louis, Missouri

Executive Officers

Emile A Battat
Chairman of the Board

David A. Battat
President and Chief Executive Officer

Cindy Ferguson
Vice President and Chief Financial
Officer, Secretary, and Treasurer

CORPORATE INFORMATION

Corporate Office
Atrion Corporation
One Allentown Parkway
Allen, Texas 75002

(972) 390-9800

www.atrioncorp.com

Registrar and Transfer Agent
Broadridge Corporate Issuer Solutions, Inc.
51 Mercedes Way
Edgewood, NY 11717

Form 10-K

A copy of the Company's 2022 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by any stockholder without charge by written request to:

Corporate Secretary
Atrion Corporation
One Allentown Parkway
Allen, Texas 75002

Stock Information

The Company's common stock is traded on The Nasdaq Global Select Market (Symbol: ATRI). As of February 16, 2023, we had 95 record holders, and approximately 14,739 beneficial owners, of our common stock.

The Company presently plans to pay quarterly cash dividends in the future.








ATRION CORPORATION

One Allentown Parkway   www.atrioncorp.com
Allen, Texas 75002   972.390.9800